

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2023

Shane O'Connor
Chief Financial Officer
UniFirst Corporation
68 Jonspin Road
Wilmington, MA 01887

> **Re: UniFirst Corporation**
> **Form 10-K for Fiscal Year Ended August 27, 2022**
> **Filed October 26, 2022**
> **Form 8-K Furnished October 19, 2022**
> **File No. 001-08504**

Dear Shane O'Connor:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services